[redacted]

SEC 15047937 SION

Washington, D.C. 20549

Mail Processing Section

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 02 2015

Washington DC
403

SEC FILE NUMBER
8-~~23699~~ 8-23699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12//31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITIES RESEARCH, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3055 CARDINAL DRIVE
(No. and Street)

VERO BEACH	FL	32963
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THADDEUS COOK (772) 231-6689
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, SUITE 902	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/11

OATH OR AFFIRMATION

I, THADDEUS COOK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITIES RESEARCH, INC., as of DECEMBER 31, 2014, 20_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

JON D. WEIR
MY COMMISSION # FF17?47?

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES RESEARCH, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

SECURITIES RESEARCH, INC.

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Securities Research, Inc.
Vero Beach, FL

We have audited the accompanying financial statements of Securities Research, Inc. (a Florida corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Securities Research, Inc's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Securities Research, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules number "1" through "4" has been subjected to audit procedures performed in conjunction with the audit of Securities Research, Inc's financial statements. The supplemental information is the responsibility of Securities Research, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Horowitz & Ullmann, P.C.

New York, NY
February 26, 2015

SECURITIES RESEARCH, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014
ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 83,224
Cash-restricted	125,000
Receivable from clearing broker	91,153
Prepaid expense and other	9,401
TOTAL CURRENT ASSETS	308,778
OTHER ASSETS	
Securities owned, at fair value	861,230
Deferred income tax benefit	271,241
TOTAL OTHER ASSETS	1,132,471
TOTAL ASSETS	$1,441,249

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 40,884
SHAREHOLDERS' EQUITY	
Capital Stock	
Common stock, $10 par value, authorized 100 shares; issued and outstanding 50 shares	500
Additional paid-in capital	1,040,466
Retained earnings	359,399
TOTAL SHAREHOLDERS' EQUITY	1,400,365
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,441,249

See independent auditor's report and accompanying notes to financial statements.

SECURITIES RESEARCH, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	
Commissions	$1,421,040
Advisory service fees	84,427
Interest, dividends and gains and losses on marketable securities held for sale	159,532
Total revenues	1,664,999
EXPENSES	
Employee compensation	536,072
Clearing charges	117,900
Quotation services	17,682
Occupancy	87,431
Telephone	40,438
Office supplies and expenses	23,420
Payroll taxes	45,192
Employee benefits	166,912
Advertising	11,608
Other expenses	501,860
Total expenses	1,548,515
INCOME BEFORE INCOME TAX BENEFIT	116,484
PROVISION OF INCOME TAX BENEFIT	(6,401)
NET INCOME	$ 122,885

See independent auditor's report and accompanying notes to financial statements.

SECURITIES RESEARCH, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 122,885
Adjustments to reconcile net income to net cash used for operating activities:	
Unrealized gain on securities held for sale	(147,862)
Purchase of marketable securities held for sale	(74,898)
Changes in assets and liabilities:	
Increase in receivable from clearing broker	(61,780)
Decrease in prepaid expense and other	9,593
Increase in deferred income tax benefit	(6,401)
Decrease in accounts payable and accrued liabilities	(10,722)
Total adjustments	(292,070)
NET DECREASE IN CASH	(169,185)
CASH AND CASH EQUIVALENTS – Beginning of year	252,409
CASH AND CASH EQUIVALENTS –End of year	$ 83,224

See independent auditor's report and accompanying notes to financial statements.

SECURITIES RESEARCH, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMER 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances January 1, 2014	$500	$1,040,466	$236,514	$1,277,480
Net income	-	-	122,885	122,885
Balances December 31, 2014	$500	$1,040,466	$359,399	$1,400,365

See independent auditor's report and accompanying notes to financial statements.

SECURITIES RESEARCH, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2014

The Company does not have any liabilities subordinated to claims of general creditors.

See independent auditor's report and accompanying notes to financial statements.

1. Nature of Operations

Securities Research, Inc., (the Company) was incorporated on October 16, 1978, under the laws of the State of Florida. The Company is a wholly-owned subsidiary of JATS Corporation, (The Parent Company), of Lake Charles, LA. The Company is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The home office is located in Vero Beach, Florida. The Company also has other offices in Florida, and Virginia. Several offices have been closed in the current and prior years.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory services.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with ASC 820, "Fair Value Measurements and Disclosures."

Collateralized Agreements

The Company does not engage in transactions involving securities purchased under agreements to resell or securities sold under agreement to repurchase.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transaction occur.

2. Summary of Significant Accounting Policies (Continued)

Investment Advisory Income
Investment advisory fees are recognized as earned on a pro-rata basis over the term of the contract.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, "Income Taxes." Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. Fair Value Measurements

ASC Topic 820, "Fair Value Measurements and Disclosures", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

3. **Fair Value Measurements** (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management's estimates or assumptions that market participants would use in pricing the asset or liability.

Fair values of assets measured on a recurring basis at December 31, 2014, are as follows:

Fair Value Meaurements at Reporting Date Using	
Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)
Securities owned:	
Equities	$861,230
	$861,230

4. **Cash-Restricted**

Cash of $125,000 has been segregated in a special deposit account with the clearing broker for the benefit of customers under agreement with the clearing broker.

5. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. Commitments and Contingent Liabilities

The Company has obligations under operating leases for its offices with noncancelable terms of one and two years. Future minimum rental payments for office space at December 31, 2014, are approximately listed follows:

December 31, 2015	$62,658
December 31, 2016	25,128
Total	$87,786

Rent expense is $87,431 for the year ended December 31, 2014, which includes related building overhead expenses

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2014, the Company had net capital of $953,210, which was $703,210 in excess of its required net capital of $250,000. The Company's net capital ratio was .0429 to 1.

8. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state income tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$(6,401)	$(6,401)
State	-	-	-
	$ -	$(6,401)	$(6,401)

The Company had a net operating loss carryover to the current year, determined as if the Company filed a separate federal income tax return of $1,298,235. The Company will report a net operating loss for the current year of approximately $ 31,378. These net operating losses can be carried forward for 20 years from the year of the loss and expire in various years through 2033. In addition, the Company had a capital loss carryover to the current year (available to apply against future capital gains) of $129,085. The Company had no sales of securities in the current year. Based upon current tax rates, the Company's estimated tax benefit from net operating loss carry forwards amounts to $452,068. Based upon future expected taxable income, the Company has recorded a valuation allowance of $180,827, that reduces the expected deferred tax benefit to $271,241. The net change during the year of $6,401 in the total valuation allowance is being reflected as a deferred tax benefit.

Accounting principles generally accepted in the United States of America require the Board of Directors to evaluate tax positions taken by the Company and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Board of Directors has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2014, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Board of Directors believes it is no longer subject to income tax examinations for years prior to 2010.

9. Advertising

The Company charges the cost of media advertising to operations in the period when the expense is incurred.

10. 401(k) Savings Plan

The Company established a 401(k) savings plan (the Plan) in 2002, by adopting a prototype plan established by its payroll service firm. Substantially all employees of the Company who are scheduled to work at least 1,000 hours during each year of employment are eligible to participate in the Plan. Employees can make elective deferrals of their compensation on a pretax basis subject to certain limits. The Company matches the first 3% of employee contributions. Contribution expense for the 401(k) match in 2014 amounted to $3,657.

11. Subsequent Events

Management has evaluated subsequent events through February 26, 2015, the date which the financial statements were available to be issued.

SECURITIES RESEARCH, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2014

Schedule "1"

NET CAPITAL	
Total stockholders' equity	$1,400,365
Deductions and/or charges:	
Non-allowable assets	
Prepaid expenses	9,400
Deferred income taxes	271,241
Total deductions	280,641
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	1,119,724
Haircuts on securities	166,514
NET CAPITAL	953,210
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 40,884
MINIMUM CAPITAL REQUIRED	
The greater of $250,000 or 6 2/3% of aggregate indebtedness	$ 250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 703,210
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0429 to 1

See independent auditor's report and accompanying notes to financial statements

SECURITIES RESEARCH, INC.
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2014

Schedule "2"

Net Capital, per Form X-17a-3 as of December 31, 2014, unaudited	$976,826
Audit adjustments	(23,616)
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$953,210

See independent auditor's report and accompanying notes to financial statements

SECURITIES RESEARCH, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2014

Schedule "3"

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2014.

See independent auditor's report and accompanying notes to financial statements.

SECURITIES RESEARCH, INC.
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2014

Schedule "4"

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2014.

See independent auditor's report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.

Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors
Securities Research, Inc.
Vero Beach, FL

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Securities Research, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Securities Research, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemptive provision") and (2) the Company stated that Securities Research, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Horowitz & Ullmann, P.C.

New York, NY
February 26, 2015

SECURITIES RESEARCH, INC.
EXEMPTION REPORT PURSUANT TO RULE 15c3-3
YEAR ENDED DECEMBER 31, 2014

Securities Research, Inc., (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the fiscal year ended December 31, 2014 without exception.

Securities Research, Inc.

I, Thaddeus Cook, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Thad S Cook

Title: President

February 26, 2015

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Securities Research, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Securities Research, Inc, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Securities Research, Inc's compliance with the applicable instructions of Form SIPC-7. Securities Research, Inc's management is responsible for Securities Research, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, P.C.

New York, NY
February 26, 2015

SECURITIES RESEARCH, INC.
SUPPLEMENTAL REPORT – SIPC SCHEDULE OF ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2014

Total revenue	$1,677,677
Deductions:	
Gain on investment securities	147,862
Commissions, floor brokerage and clearance paid to other brokers and dealers in connection with securities transactions	117,900
Total revenue, subject to assessment	1,411,905
Computation of assessment:	
For the year ended December 31, 2014 @.0025	$ 3,530
Less: Payments	
July 2014	(1,700)
January 2015	(1,830)
Balance Due	$ -